UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                     SCHEDULE 13G



                      Under the Securities Exchange Act of 1934

                           (Amendment No.    Initial    )*


                                      IPSCO INC.
                                   (Name of Issuer)


                                    COMMON SHARES
                            (Title of Class of Securities)


                                      462622101
                                    (CUSIP Number)



          Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to a ll other provisions of the Act (however, see the Notes).

          1.   NAME OF REPORTING PERSON












               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Mackenzie Financial Corporation

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)
               (b)        X

          3.   SEC USE ONLY

          4.   CITIZENSHIP OR PLACE OF ORGANIZATION
               Toronto, Ontario, Canada

          5.   SOLE VOTING POWER
               Number of           1,905,100 Shares
               Shares
               Beneficially
               Owned By
               Each Reporting
               Person

          6.   SHARED VOTING POWER
               Nil

          7.   SOLE DISPOSITIVE POWER
               1,905,100 Shares

          8.   SHARED DISPOSITIVE POWER
               Nil

          9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,905,100 Shares

          10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.*

          11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               7.0%


          12.  TYPE OF REPORTING PERSON *
               IA


                        * SEE INSTRUCTION BEFORE FILLING OUT!

          Item 1(a) Name of Issuer
                    IPSCO INC.

          Item 1(b) Address of Issuer's Principal Executive Offices
                    P.O. Box 1670
                    Regina, Saskatchewan
                    S4P 3C7












          Item 2(a) Name of Person Filing
                    Mackenzie Financial Corporation

          Item 2(b) Address of Principal Business Office
                    150 Bloor Street West, Suite M111
                    Toronto, Ontario M5S 3B5

          Item 2(c) Citizenship
                    Organized in Toronto, Ontario, Canada

          Item 2(d) Title of Class of Securities
                    Common Stock

          Item 2(e) CUSIP Number
                    462622101

          Item 3 If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:
                    (a)  [    ]    Broker or Dealer
                    (b)  [    ]    Bank
                    (c)  [    ]    Insurance Company
                    (d)  [    ]    Investment Company
                    (e)  [  X ]    Investment Adviser
                    (f)  [    ]    Employee Benefit Plan, Pension Fund or
                                   Endowment Fund
                    (g)  [    ]    Parent Holding Company
                    (h)  [    ]    Group

          Item 4    Ownership

                    (a)  Amount Beneficially Owned
                         1,905,100 Shares

                    (b)  Percent of Class
                         7.0%

                    (c)  Number of shares as to which such person has:

                           (i)     sole power to vote     1,905,100 Shares
                          (ii)     shared power to vote              Nil
                         (iii)     sole power to dispose       1,905,100
          Shares
                          (iv)     shared power to dispose      Nil

          Item 5    Ownership of Five Percent or Less of a Class
                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                    [ X ]     Not applicable

          Item 6    Ownership of More than Five Percent on Behalf of












                    Another Person

                    Several accounts managed by Mackenzie Financial Corporation have the right to receive dividends and the proceeds from the sale of these securities, none of which own more than 5% of the common stock of Ipsco Inc., except Ivy Canadian Fund, a Canadian Mutual Fund Trust.

          Item 7 Identification and Classification of the Subsidiary Which Acquire the Security Being Reported on By the Parent Holding Company

                    N/A

          Item 8    Identification and Classification of Members of the
                    Group

                    N/A

          Item 9    Notice of Dissolution of Group

                    N/A

           Item 10  Certification
                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                    Harold P. Hands                         August 22, 1996
                    Executive Vice President, Legal